U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                            Trancom Industries, Inc.
            --------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


           Colorado                                  582464752
------------------------------              ----------------------------------
(State of other jurisdiction of            (I.R.S. Employer Identification No.)
 incorporation or organization)

              44 East Mifflin Street, Suite 801, Madison, WI 53704
             -------------------------------------------------------
               (Address of principal executive offices) (zip code)

Issuer's telephone number:  (608) 251-0267


Securities to be registered under Section 12(b) of the Act:

      Title of each class                      Name of each exchange on which
      to be so registered                       each class is to be registered

         - None -                                       - None -
------------------------------                  -------------------------------

Securities to be registered under Section 12(g) of the Act:

                           Common Stock, no par value
                ------------------------------------------------
                                (Title of class)

Copies of Communications Sent to:

                                  Mintmire & Associates
                                  265 Sunrise Avenue, Suite 204
                                  Palm Beach, FL 33480
                                  Tel: (561) 832-5696 - Fax: (561) 659-5371


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                            SUMMARY TABLE OF CONTENTS



PART I   .....................................................................3
         ITEM 1. DESCRIPTION OF BUSINESS......................................3
         ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF
                  OPERATION..................................................18
         ITEM 3.  DESCRIPTION OF PROPERTY....................................20
         ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT.................................................20
         ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
                  PERSONS....................................................21
         ITEM 6.  EXECUTIVE COMPENSATION.....................................25
         ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............26
         ITEM 8. DESCRIPTION OF SECURITIES...................................27

PART II  ....................................................................28
         ITEM 1. MARKET FOR COMMON EQUITY AND OTHER SHAREHOLDER
                     MATTERS.................................................28
         ITEM 2.  LEGAL PROCEEDINGS..........................................30
         ITEM 3. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS..................30
         ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES....................30
         ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS...................32
         PART F/S ...........................................................33

PART III ....................................................................61
         ITEM 1.  INDEX TO EXHIBITS..........................................61
         ITEM 2.    DESCRIPTION OF EXHIBITS..................................62

SIGNATURES...................................................................63

PART I

ITEM 1. DESCRIPTION OF BUSINESS

(a) BUSINESS DEVELOPMENT

     Trancom Industries, Inc. (the "Company" or "Trancom") was incorporated on April 15, 1999 in Colorado as Tran.com Industries, Inc. to market and distribute vehicle safety and related products to the transportation industry throughout the United States and Mexico. The Company secured the exclusive distribution and marketing rights for Brake SafeTM and related products in Mexico and non-exclusive rights in the United States. The Brake SafeTM air brake adjustment indicator system for trucks/tractors and trailers focuses on saving the fleet operator time and money while protecting fleet safety records.

     The Company's exclusive rights for Mexico were terminated on February 1, 2001 for failure to meet the minimum purchase requirements and to meet the fee payment schedule. The Company retains distribution rights on a non-exclusive basis pursuant to a distribution agreement dated August 9, 1999 (the "U.S. Distribution Agreement") between Spectra Products Inc., an Ontario corporation ("SPI") and the Company, where the Company was given the right to distribute the Brake SafeTM visual brake stroke indicator in the United States and a second distribution agreement dated June 28, 1999 (the "Mexico Agreement") giving the Company distribution rights for Mexico. The U.S. and Mexican Distribution Agreements are non-exclusive and, in fact, there are other distributors of the Brake SafeTM product in the United States and Mexico.

     SPI is a wholly-owned subsidiary of Spectra, Inc., an Alberta corporation publicly traded on the TSX Venture Exchange under the symbol "SSA". Mr. Faye, the Company's current Vice- President, Treasurer and Director is both an officer and director of Spectra, Inc. and SPI. Mr. Malion, a current Director of the Company, is also an officer and director of Spectra, Inc. and SPI.

     Given the number and strength of distributors competing with the Company in the United States and Mexico, the Company plans to focus its distribution activities in the U.S. transportation market with newly developed safety products available through SPI. The Company is currently in discussions with SPI for non-exclusive distribution in the United States for several products to be introduced in 2003.

     The Company's principal place of business is 44 East Mifflin Street, Suite 801, Madison, WI 53704 and its telephone number at that address is (608) 251-0267.

     The Company is not presently trading on an exchange, but intends to apply to have its common stock quoted on the Over the Counter Bulletin Board or the BBX, if that becomes a viable market. There can be no assurance that either application will be accepted.

     The Company is filing this Form 10-SB on a voluntary basis so that the public will have access to the required periodic reports on Trancom's current status and financial condition. The Company will file periodic reports in the event its obligation to file such reports is suspended under the Securities and Exchange Act of 1934 (the "Exchange Act".)

     The Company relied upon Section 4(2) of the Securities Act of 1933, as amended (the "Act") and Rule 506 of Regulation D promulgated thereunder ("Rule 506") for several transactions regarding the issuance of its unregistered securities. In each instance, such reliance was based upon the fact that (i) the issuance of the shares did not involve a public offering, (ii) there were no more than thirty-five (35) investors (excluding "accredited investors"), (iii) each investor who was not an accredited investor either alone or with his purchaser representative(s) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any sale that such purchaser comes within this description, (iv) the offers and sales were made in compliance with Rules 501 and 502, (v) the securities were subject to Rule 144 limitations on resale and (vi) each of the parties was a sophisticated purchaser and had full access to the information on the Company necessary to make an informed investment decision by virtue of the due diligence conducted by the purchaser or available to the purchaser prior to the transaction (the "506 Exemption").

     In July 1999, SPI granted the Company the exclusive right to distribute its Brake SafeTM product in Mexico. For such right, the Company was to pay a $100,000 license fee to SPI. Additionally, in June 1999, the Company committed to issue 300,000 shares of its common stock to Spectra Inc. valued at $0.01 per share or $3,000. The shares were not actually issued until May 2000. The term of the agreement was for a period of five years. The Company committed to certain minimum purchase requirements. In December 1999, the Company had still not paid the $100,000 license fee. The agreement was revised to make the license fee payable half in October 1999 and the other half in January 2000. In February 2001, SPI terminated the Company's exclusive distribution rights for failure to pay the license fee and failure to meet the minimum required purchases. The Company retains rights to distribute and sell SPI's products in Mexico on a non-exclusive basis. For such issuance, the Company relied upon the 506 Exemption. No state exemption was required, as SPI is located outside the United States. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In July 1999, the Company entered into a consulting contract with Michael Brozek, the Company's current President, Secretary and Director, whereby Mr. Brozek agreed to serve as President and a Director of the Company. For such services, the Company issued Mr. Brozek 1,000,000 shares of its common stock. In August 1999, the Company also granted Mr. Brozek an option to purchase 50,000 shares of the Company's common stock at a price of $0.01 per share with a term of five years and an option to purchase 50,000 shares of the Company's common stock at a price of $0.05 per share with a term of five years. Although the contract expired June 30, 2002, it has been automatically renewed for a period of one year. For such issuance, the Company relied upon the 506 Exemption and
Section 551.23(ii)(a)(1997-98) of the Wisconsin Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In August 1999, SPI granted the Company a non-exclusive right to distribute its Brake SafeTM product in the United States. The term of the agreement is for a period of five years. The Company retains rights to distribute and sell SPI's products in the United States on a non-exclusive basis. See Part I, Item 7. "Certain Relationships and Related Transactions."

     In August 1999, the Company entered into a consulting contract with SPI. In exchange for support services in connection with SPI's Brake SafeTM product, the Company agreed to pay SPI a monthly fee in the amount of $3,500 and granted SPI's parent company, Spectra, Inc., the option to purchase 4,000,000 shares of the Company's common stock at a price of $0.01 per share. The term of the option is for a period of five years. For such issuance, the Company relied upon the 506 Exemption. No state exemption was required, as SPI and Spectra, Inc. are located outside the United States. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In August 1999, the Company granted Michael Faye, the Company's current Vice-President, Treasurer and Director, an option to purchase 250,000 shares of the Company's common stock at a price of $0.05 per share for a period of five years and an option to purchase 50,000 shares of the Company's common stock at a price of $0.01 per share for a period of five years. For such offering, the Company relied upon the 506 Exemption. No state exemption was required, as Mr. Faye resides outside the United States. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In August 1999, the Company granted Andrew Malion, a current Director of the Company, an option to purchase 250,000 shares of the Company's common stock at a price of $0.05 per share for a period of five years and an option to purchase 50,000 shares of the Company's common stock at a price of $0.01 per share for a period of five years. For such offering, the Company relied upon the 506 Exemption. No state exemption was required, as Mr. Malion resides outside the United States. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In August 1999, the Company granted Joel Skornicka, a current Director of the Company, an option to purchase 50,000 shares of the Company's common stock at a price of $0.01 per share for a period of five years. For such offering, the Company relied upon the 506 Exemption and Section 551.23(ii)(a)(1997-98) of the Wisconsin Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In August 1999, the Company granted Barbara Linton, a current Director of the Company, an option to purchase 50,000 shares of the Company's common stock at a price of $0.01 per share for a period of five years. For such offering, the Company relied upon the 506 Exemption and Section 551.23(ii)(a)(1997-98) of the Wisconsin Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In August 1999, the Company sold 60,000 shares of its restricted common stock to one person for $0.25 per share for a total of $15,000 and issued 700,000 shares valued at $0.01 per share for a total value of $7,000 to three persons for services rendered on behalf of the Company. The consulting shares were committed to by the Company in June 1999 and were in connection with advice on capital raising as well as preparation of the Company's business plan. For such offering, the Company relied upon the 506 Exemption. No state exemption was required, as all four persons reside outside the United States. See Part II,
Item 4. "Recent Sales of Unregistered Securities."

     In November 1999, the Company entered into a Consulting Agreement with WCA Services, Inc., a wholly owned subsidiary of Wisconsin Counties Association created by the Wisconsin legislature to protect county interests and further better government ("WCA"). The term of the agreement is for a period of five years. Under that agreement, in exchange for WCA's consulting services, the Company is obligated to pay WCA an override for each Brake SafeTM unit sold within and without the state of Wisconsin.

     In November 1999, the Company sold 40,000 shares of its restricted common stock to three persons for a total of $10,000. For such offering, the Company relied upon the 506 Exemption and Section 581-5 of the Texas Code. See Part II,
Item 4. "Recent Sales of Unregistered Securities."

     In March 2000, the Company sold 88,000 shares of its restricted common stock to nine persons at a price of $0.25 per share for a total of $22,000. Additionally, the Company issued 100,000 shares valued at $0.10 per share for a total value of $10,000 to two persons for services rendered on behalf of the Company. For such offering, the Company relied upon the 506 Exemption and
Section 551.23(ii)(a)(1997-98) of the Wisconsin Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In April and May 2000, the Company sold 43,000 shares of its restricted common stock to seven persons for a total of $10,750. For such offering, the Company relied upon the 506 Exemption. No state exemption was required, as all eight subscribers reside outside the United States. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In August 2000, the Company sold 56,000 shares of its restricted common stock to eleven persons for a total of $14,000. For such offering, the Company relied upon the 506 Exemption and Section 517.061(11) of the Florida Code. See
Part II, Item 4. "Recent Sales of Unregistered Securities."

     In December 2002, the Company issued 200,000 shares of its restricted common stock for legal services rendered. For such issuance, the Company relied upon the 506 Exemption, Section 4(2) of the Act and Rule 701 promulgated thereunder. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     (b) BUSINESS OF THE COMPANY

SPI PRINCIPAL PRODUCTS AND SERVICES

1.   BRAKE INSPECTORTM

     SPI has successfully applied electronic sensor and display technology to their patented Brake SafeTM product. The resulting electronic brake stroke indicator will be marketed under the name Brake Inspector. Patent applications have been filed in the United States for the unique sensor and display technology by SPI with Canadian and International applications planned for 2003.

     Brake Inspector'sTM electronic in-cab display provides drivers with continuous, accurate, real-time information on brake stroke travel and adjustment of trucks, trailers and buses while the equipment is operating. Brake InspectorTM in prototype field testing has also been found to be highly effective in diagnosing operational deficiencies in ABS systems and foundation brake systems of vehicles equipped with air brakes including buses, trucks and trailers. Brake InspectorTM can be used by maintenance staff to diagnose numerous brake system problems including weak or broken springs, leaking diaphragms and worn, seized or out-of-adjustment automatic or manual slack adjusters.

     Brake InspectorTM is available in two formats, one designed for the truck or tractor and a second for trailer. The product can be installed in approximately 1 to 2 hours using common shop equipment. Brake InspectorTM consists of a unique sensor with internally calibrated reference stages that indicate push rod travel. A modified clevis pin with a magnetic pointer is installed on the slack adjuster push rod assembly. The wired sensor is attached to the brake chamber using a steel bracketing system. An LED display unit with an 8-bit CMOS micro controller is mounted in the truck cab to display the adjustment status of each brake when a braking application occurs. The LED display is attached to the sensor via a cable with connectors. When Brake Inspector TM is powered up, it automatically runs a self diagnosis to ensure the system is operating properly. When the brakes are applied, the driver can visually determine the status of each brake chamber. A green light indicates brake adjustment is within CVSA specifications, a yellow light warns that stroke travel is 1/8" inches from the maximum permitted and a red LED indicates the stroke is at the limit or beyond the maximum allowed limit. Brake Inspector TM will store a complete status of brake adjustment in memory and provide on demand the status from the most recent brake application.

PRODUCTS UNDER DEVELOPMENT BY SPI

     SPI's products have been designed with two things in mind: (1) to increase the safety of the driver, equipment, cargo and the public that share the roadways with air brake equipped trucks, trailers, school buses and motor coaches and (2) to reduce the cost of operations of the companies who own these commercial vehicles. By using the products, fleets and owner operators can proactively increase the safety of their equipment and substantially reduce the operating cost of the equipment over its life-cycle.

Currently, SPI has three products under research and development:

(i)      Brake InspectorTM (Wireless & Multiplex)
(ii)     Brake Pad Wear and Temperature Monitor
(iii)    Anti-Theft Brake Lock Down

     Each product can function as a stand-alone system, however, the optimal use of the electronic products are as an integrated system, where the in-cab display monitors all 3 functions simultaneously.

     This suite of products will enhance safety, improve productivity and reduce maintenance and operating costs for the commercial transportation industry.

Brake InspectorTM

     A smart sensor version of Brake InspectorTM is under development. This next generation product will store multiple performance functions for maintenance monitoring and will reduce installation time and system diagnostic time. It will be capable of transmitting data between tractor and trailer by multiplexing data using existing connections where available. A wireless interface between the tractor and trailer for brake data transmission will be available in 2003.

Brake Temperature / Pad Wear Monitor

     Using the technology of the Brake InspectorTM system and a modified in-cab diagnostic module, a brake pad wear monitoring system will be developed to allow drivers to monitor brake pad wear and temperature while the vehicle is operating.

     This intelligent Brake Pad Wear and Temperature Monitor will provide driver and maintenance staff with real time data on the braking ability and brake service needs of truck, trailer or bus air brake systems. The monitoring system will identify progressive stages of brake pad wear and pad temperature ranges. Both drivers and maintenance staff can monitor residual lining life and the critical point for servicing the brake linings. Product testing is expected to commence in 2003.

Anti-Theft Air Brake Lock Down System

     Brake Lock is a revolutionary concept in theft prevention for trucks, trailers and buses equipped with air brake systems. Using a modified version of a patented anti-theft hydraulic brake locking system, Brake Lock will permit the driver to completely lock out the air supply to the brakes through the activation of a keyed system.

     The Brake Lock system will interrupt the primary and secondary air systems resulting in full brake application. Trucks and buses can be locked with or without the engine running. Trailers can be locked in a tethered or stand-alone condition. Once the Brake Lock is activated, it is impossible to pressurize the emergency parking brake or release the service brake pressure to release the brakes.

     A future product development for Brake Lock includes remote, wireless activation of the system utilizing a wireless solenoid valve. This valve will be activated using a wireless communication platform currently under development thereby overriding the mechanical lock down status.

Trucking and Transportation Industry and Brake Stroke Indicators Market

     Reliable data concerning truck and trailer units in North America is limited. Statistical data compiled from the Truck Inventory and Use Survey 1992 U.S. census report and the 1994 North American Transportation Summit report prepared by the U.S. Department of Transportation indicates a total registered population of trucks and trailers in the United States at 2,748,300 units and 4,120,994 units, respectively. This represents approximately 16,487,000 axles and a brake stroke indicator sales potential to distributors and fleets of approximately $207 million.

     Generally, fleets in the trucking industry can be segmented into four segments: broker operators, lease-maintain operations, contract fleet operations and company owned/operated fleets:

1. Broker fleets are smaller operations run by independent truckers who contract their services to transport goods. The fleets are usually less than ten units in size and are often referred to as owner/operator fleets. Broker operators generally contract their truck/tractor for transport and may own trailer units as well.

2. Lease-maintain fleets include trucks/tractors and in many cases trailer units that are supplied on a short-term or long-term rental basis to companies involved in the transport of their own products (private fleets) or other company's products (public fleets). The leasing company performs all routine maintenance and repairs to the fleet under the rental arrangements.

3. Contract fleet operators are often referred to as logistics operations. These fleets contract with companies to perform the entire transportation function including the supply of trucks/tractors

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


and trailers, drivers, personnel and all related administration. The logistics operation has established significant growth in the industry as lease-maintain operators and transport specialists expand their operations to provide logistical services.

4. Company owned/operated fleets include private fleets that perform a company's distribution functions in transporting its products and public for-hire fleets that contract to transport goods. The private fleet segment has experienced downsizing trends as the distribution function has been contracted out to contract fleet operators (logistics) or public for-hire operators.

COMMERCIAL VEHICLE SAFETY

     The Brake InspectorTM system and products under development are competing in a new, growing brake safety segment that has emerged in the past few years in Canada and is currently emerging in the United States. A significant identifiable problem in the trucking industry is the lack of a detailed pre-trip inspection of a truck/tractor or trailer's air brake system, despite legislated requirements. At present, the process of regularly inspecting air brake adjustments is difficult, messy and time consuming as it requires the climbing under the truck/tractor or trailer with a measuring tape to check each air brake push rod stroke to determine if adjustment is required. In addition, this problem is pervasive as even units equipped with automatic slack adjusters designed to continuously adjust brakes are frequently inaccurate and require routine brake adjustment.

     Truck safety has become a major issue in the United States with politicians, bureaucrats and industry associations attempting to address safety concerns. The print media, trade publications and TV broadcasts such as NBC's Dateline program focusing on unsafe trucks have collectively raised public awareness of unsafe vehicles on America's roads.

     In the United States, approximately 2,000,000 transport vehicle inspections are conducted annually.(MCSAP Quarterly Report Information System.) Statistical data indicates the leading infraction for vehicles being taken out-of-service at inspection is brake defects. (MCSAP Quarterly Report Information System.) In 1997, brake defects were the leading violation representing 35.4% of out-of-service violations in the United States. By comparison, the second and third largest violations were lighting defects (18.9% of total violations) and tire defects (10.0% of total defects).

     The leading cause of brake-related violations has historically been improper brake adjustment.(MCSAP Quarterly Report Information System.) In 1997, out-of-adjustment air brakes represented 38.6% of brake violations recorded during Department of Transportation truck inspections.(MCSAP Quarterly Report Information System.) Out-of-adjustment brakes reduces the optimum braking capability of a transport vehicle and can result in unbalanced braking, premature tire wear and tractor-trailer jack knife situations. The Brake InspectorTM system permits fast, reliable inspection of air brake adjustment by drivers, mechanics and inspectors to ensure safe braking capabilities.

     Both Canada and the United States have passed legislation mandating equipment requirements and inspection procedures, yet each year thousands of vehicles are pulled off the road for non-compliance. State Patrol / Provincial Police conduct random DOT (Department of Transportation) inspections of trucks that appear to have violations at weigh stations located along major highways across North America. In an effort to increase awareness of air brake safety, many states and provinces conduct intensive 24 hour and 72 hour campaigns (e.g. Operation Air Brake) several times per year as part of a coordinated North America wide effort to gauge the safety

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


compliance by the trucking industry. Comparing results for 1996, 1997 and 1999, while there was a slight decline in the total number of OOS violations, brake defects remain the leading cause of vehicles being pulled out-of-service.

                                [GRAPHIC OMITTED]

Operation Air Brake - May 2000 yielded 2,517 OOS Major Defect Violations of which brake related violations accounted for 1,850 or 74%.

                                [GRAPHIC OMITTED]

Brake Safety

Results from Operation Air Brake - May 2000 showed that brakes out-of-adjustment accounted for 66% of all brake defects resulting in OOS violations.

                                [GRAPHIC OMITTED]

     Examining more closely, Operation Air Brake found that vehicles equipped with automatic brake adjusters accounted for 46% of out-of-adjustment brake defects. These results confirmed suspicions that both automatic slack and manual brake adjusters were not being properly installed and/or maintained thereby reducing the brake effectiveness by more than 50%, as well as substantially increasing stopping distances of air brake equipped trucks, trailers, school buses and highway motor coaches.

                                [GRAPHIC OMITTED]

Vehicle Theft

     The theft of transport tractor-trailers has reached epidemic proportions in North America as vehicles and high value and high tech cargoes are hi-jacked by organized crime. In 2000, according to the Federal Bureau of Investigation, an estimated $US10 billion of merchandise and equipment was stolen in the US. An estimated $1.5 billion was stolen in Canada.

     In response to this problem and the resultant escalation in insurance costs, the industry is turning to high-tech solutions to combat theft. High cost GPS tracking systems have been introduced to track tethered tractor-trailers while in transit. Lower cost hardware and monitoring systems using Internet based tracking have started to appear as a solution to cargo theft.

MARKETING, SALES AND DISTRIBUTION

     The Company intends to establish increased market awareness for the Brake InspectorTM system and new products for future distribution by focusing on government fleets, particularly at the state and county levels. The Company will approach state/county associations offering trial periods of the products with the objective of securing county fleets and related municipal fleets utilizing county maintenance facilities. The Company will endeavor to contract with each county association for the exclusive supply of the products for county vehicles. In conjunction with Management and the board of directors, the Company will work with commissioned associates to introduce the products extensively to state and county fleets throughout the United States. The initial stage of government fleet introduction will focus on Wisconsin, Michigan, Illinois, Ohio and California. As product sales grow in these jurisdictions, the Company will focus expansion to neighboring states.

     The Company will also target commercial vehicle fleets including local, regional and national truck fleets through management contacts and support from SPI management. In addition, the Company will focus on select bus fleets including school bus, private motor coach and public transit fleets in targeted jurisdictions.

     The marketing and distribution efforts will be supported by the Company's participation in local and regional trade shows, seminars and conventions convened by government and fleet associations. At a national level, the Company will have representation at in the three largest transportation expositions in the United States; namely, the Mid-America Truck Show (Louisville), the International Truck Show (Las Vegas) and the Great American Truck Show (Dallas).

COMPETITION

A.   BRAKE INSPECTOR

     There are currently several electronic systems that indicate out-of-adjustment brake conditions using a central console in the truck or an exterior console on a trailer. These systems are hard wired and very expensive, in excess of $1200.00 per tractor or trailer. Due to a shortage of electrical cable connection points between tractors and trailers, the electronic system must compete with ancillary uses including lift axles, reefer units
(refrigeration) and ABS braking systems for connection points. Management is aware of two competitive systems:

(a) E-STROKE: MGM Brakes is a large supplier of brake components to the OEM and aftermarket and is in the trial stage with their E-stroke product. This system is limited to MGM brake chambers only and requires complete brake chamber replacement for retrofitting the aftermarket customer.

(b)WHEEL MONITOR: Wheel Monitor a small private company has an electronic product that is geared to identify loose wheels and the prevention of "wheel off" conditions. The system's ability to effectively monitor brake stroke travel and diagnose brake performance is very limited. Wheel Monitor has only limited distribution in North America.

SOURCES AND AVAILABILITY OF RAW MATERIALS AND PRINCIPAL SUPPLIERS

     The Company obtains finished product from SPI. SPI generally does not have contracts with any entities or persons committing such suppliers to provide the materials required for the production of its products. There can be no assurance that suppliers will provide the raw materials needed by SPI in the quantities requested or at a price SPI is willing to pay. Because SPI does not control the actual production of these raw materials, it is also subject to delays caused by interruption in production of materials based on conditions not wholly within its control. The inability of SPI to obtain adequate supplies of raw materials for its products at favorable prices, or at all, as a result of any of the foregoing factors or otherwise, could have a material adverse effect on the Company.

INTELLECTUAL PROPERTY

     The Company owns no intellectual property. All intellectual property rights on the products that the Company markets and distributes are owned solely by SPI.

GOVERNMENTAL REGULATION

     Because the Company's business, at least initially, will focus on the marketing and distribution of a product manufactured in Canada, the Company plans to rely heavily on the North American Free Trade Agreement ("NAFTA") for importation of this product and future products from the same manufacturer. Implementation of NAFTA began on January 1, 1994. This agreement removed most barriers to trade and investment among the United States, Canada, and Mexico. In the event trade barriers such as longer transition periods, tariff-rate quotas, and special safeguard provisions were erected and free trade under NAFTA discontinued, the Company' business might be materially adversely affected.

RESEARCH & DEVELOPMENT

     The Company expends no measurable amount of time or money on research and development efforts. Currently, it serves as a non-exclusive distributor of SPI's products. SPI therefore pays all costs associated with research and development. None of these costs are passed on to the Company.

COMPLIANCE WITH ENVIRONMENTAL LAWS

     The Company believes that it is in full compliance with all relevant environmental laws. In fact, there are no (0) environmental laws which directly impact the Company's business. Due to the nature of the Company's operations, to date, the cost of complying with environmental laws does not have a significant effect on the Company's operations.

EMPLOYEES AND CONSULTANTS

     As of December 9, 2002, the Company employed no (0) full time employees.

     The Company believes that its success depends to a significant extent on the management and other skills of its key personnel, as well as its ability to attract other skilled personnel. The loss or unavailability of the services of any of its upper management could have a material adverse effect on the Company.

RISK FACTORS

     Before  making  an  investment  decision,   prospective   investors  should
carefully consider, along with other matters referred to herein, the following risk factors inherent in and affecting the business of the Company.

TRENDS IN THE TRUCKING AND TRANSPORTATION INDUSTRIES; NEW PRODUCT SUPPORT

     The trucking and transportation industries are subject to rapidly changing consumer demands and preferences. There can be no assurance that customers will continue to favor the products provided and manufactured by SPI and marketed and distributed by the Company. A significant shift in customer preferences could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, products that gain wide acceptance with consumers may result in a greater number of competitors entering the market which could result in downward price pressure which could adversely impact the Company's gross profit margins.

     The Company believes its growth will be materially dependent upon SPI's ability to develop new techniques, processes and technical capabilities necessary to meet the needs of its customers and potential customers. The inability of SPI to anticipate and respond to these rapidly changing demands could have an adverse effect on the Company.

GOVERNMENT REGULATION

     Many different government agencies attempt to regulate the use of their roadways and interstate highways by licensing, inspecting and or taxing motor vehicles, especially large trucks, trailers and the like. While there is no current regulation which directly affects the Company's products, it is possible that federal, state and/or local rules, laws and regulations could indirectly affect use of the Company's products in certain locales.

COMPETITION

     The trucking and transportation safety industries are highly competitive. Numerous companies, many of which are significantly larger than the Company, have greater financial, personnel, distribution and other resources than the Company and may be better able to withstand volatile market conditions, compete with the Company in marketing and distributing trucking safety products and with SPI in the development and manufacture of these products. The Company's principal competition with regard to its Brake Inspector product comes from MGM Brakes and Wheel Monitor. With generally low barriers to entry, additional competitors could enter the market. There can be no assurance that national or international companies will not seek to enter, or increase their presence in, the industry or that existing or potential customers will not expand, whether horizontally or vertically and whether by acquisition or otherwise. Competition from any of these companies could have a material adverse effect on the Company.

PRODUCT LIABILITY; POTENTIAL ADVERSE PRODUCT PUBLICITY

     The Company, like any other wholesaler, retailer or distributor of products that are designed to be used in motor vehicles, faces an inherent risk of exposure to product liability claims in the event that the use of a motor vehicle using its products results in injury. The Company faces the risk that materials used in the manufacture of final products may be contaminated with substances that may cause the product to fail, or that injury to persons may occur if products distributed by the Company are installed incorrectly. In the event that insurance coverage or contractual indemnification is not adequate, product liability claims could have a material adverse effect on the Company. The successful assertion or settlement of any uninsured claim, a significant number of insured claims, or a claim exceeding the Company's insurance coverage could have a material adverse effect on the Company.

     The Company is highly dependent upon consumers' perception of the safety and quality of its products as well as similar products distributed by other companies. Thus, the mere publication of reports asserting that such products may be harmful could have a material adverse effect on the Company, regardless of whether such reports are scientifically supported.

     Management believes the trucking and transportation safety industries are affected by national media attention to highway safety. There can be no assurance that future scientific research or publicity will be favorable to the these industries or any particular product. Future reports of research that are perceived as unfavorable could have a material adverse effect on the Company. Because of the Company's dependence upon consumer perceptions, adverse publicity associated with trucking safety or other adverse effects of use of the Company's products, or any similar products distributed by other companies could have a material adverse impact on the Company. Such adverse publicity could arise even if the adverse effects associated with such products resulted from consumers' failure to install and use such products as directed. The Company may not be able to counter the effects of negative publicity concerning its products.

LIMITED AVAILABILITY OF CONCLUSIVE CLINICAL STUDIES

     Although similar products to the Company's products are currently in use and there is a long history of use in the industries for which the Company intends to market and distribute its products, there has been little or no conclusive studies conducted as to whether these products prevent motor vehicle accidents. Accordingly, no assurance can be given that the Company's products, even when used as directed, will have the effects intended. Although SPI tests the durability of its products, it has not sponsored or conducted clinical studies on the effects of long-term use by a wide range of vehicles.

RELIANCE ON NORTH AMERICAN FREE TRADE AGREEMENT

     Because the Company's business, at least initially, will focus on the marketing and distribution of a product manufactured in Canada, the Company plans to rely heavily on the NAFTA for importation of this product and future products from the same manufacturer. Implementation of NAFTA began on January 1, 1994. This agreement removed most barriers to trade and investment among the United States, Canada, and Mexico. In the event trade barriers such as longer transition periods, tariff-rate quotas, and special safeguard provisions were erected and free trade under NAFTA discontinued, the Company' business might be materially adversely affected.

INTELLECTUAL PROPERTY PROTECTION

     The Company has no direct protection from intellectual property infringement, as it does not own the products it intends to market and distribute. It must therefore rely upon SPI to enforce its intellectual property rights. Should SPI choose not to do so, or should such efforts be unsuccessful, the Company's operations could be adversely affected.

     Although SPI seeks to avoid infringement on the intellectual property rights of others, there can be no assurance that third parties will not assert intellectual property infringement claims against the SPI or even the Company. Any infringement claims by third parties against SPI or the Company may have a material adverse effect on the Company's business, financial condition and results of operations.

     To date, SPI has only applied for one (1) trademark. While these applications serve to protect SPI and these products, the protection is limited only to SPI. Even SPI's current intellectual property protection may be inadequate to protect SPI and its products from infringement. In this event, SPI would have the option of asserting its legal rights, which could potentially translate to substantial expense to the Company.

DEPENDENCE ON KEY PERSONNEL

     The success of the Company will be largely dependent on the continuing efforts of its upper level management. The Company has entered into consulting agreements with only some of these individuals. The business or prospects of the Company could be adversely affected if any of these people, current or future, do not continue in their management role until the Company is able to attract and retain qualified replacements. The success of the Company will also depend on its ability to attract and retain other qualified personnel.

NO ASSURANCE OF FUTURE INDUSTRY GROWTH

     There is limited reliable, comprehensive data available regarding the size of the trucking and transportation safety industry and the historic and future expected growth of such industry. Industry data and projections are inherently uncertain and subject to change. There can be no assurance that the industry is as large as some publicly available reports indicate or that projected growth will occur or continue. In addition, underlying market conditions are subject to change based on economic conditions, consumer preferences and other factors that are beyond the Company's control. There can be no assurance that an adverse change in the size or growth rate of the trucking and transportation product market will not have a material adverse effect on the Company.

CONTROL BY PRESENT SHAREHOLDERS

     The present shareholders of the Company's common stock will, by virtue of their percentage share ownership and the lack of cumulative voting, be able to elect the entire Board of Directors, establish the Company's policies and generally direct its affairs. Accordingly, persons investing in the Company's common stock will have no significant voice in Company management, and cannot be assured of ever having representation on the Board of Directors.

NO SECONDARY TRADING EXEMPTION

     In the event a market develops in the Company's shares, of which there can be no assurance, secondary trading in the common stock will not be possible in each state until the shares of common stock are qualified for sale under the applicable securities laws of the state or the Company verifies that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. There can be no assurance that the Company will be successful in registering or qualifying the common stock for secondary trading, or availing itself of an exemption for secondary trading in the common stock, in any state. If the Company fails to register or qualify, or obtain or verify an exemption for the secondary trading of, the common stock in any particular state, the shares of common stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in the Company's common stock, a public market for the common stock will fail to develop and the shares could be deprived of any value.

POSSIBLE ADVERSE EFFECT OF PENNY STOCK REGULATIONS ON LIQUIDITY OF COMMON STOCK IN ANY SECONDARY MARKET

     In the event a market develops in the Company's shares, of which there can be no assurance, then if a secondary trading market develops in the shares of common stock of the Company, of which there can be no assurance, the common stock is expected to come within the meaning of the term "penny stock" under 17 CAR 240.3a51-1 because such shares are issued by a small company; are low-priced (under five dollars); and are not traded on NASDAQ or on a national stock exchange. The Securities and Exchange Commission has established risk disclosure requirements for broker-dealers participating in penny stock transactions as part of a system of disclosure and regulatory oversight for the operation of the penny stock market. Rule 15g-9 under the Securities Exchange Act of 1934, as amended, obligates a broker-dealer to satisfy special sales practice requirements, including a requirement that it make an individualized written suitability determination of the purchaser and receive the purchaser's written consent prior to the transaction. Further, the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure instrument that provides information about penny stocks and the risks in the penny stock market. Additionally, the customer must be provided by the broker-dealer with current bid and offer quotations for the penny stock, the compensation of the broker- dealer and the salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as the Company's common stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the common stock in the secondary market, if any, which develops.

PRODUCT LIABILITY CLAIMS

     As a marketer and distributor of trucking and transportation safety and other products that are utilized by consumers in the operation of their motor vehicles, the Company may be subjected to various product liability claims, including, among others, that its products have failed in use or include inadequate instructions as to use or installation or inadequate warnings about use in conjunction with other products or devices or the distraction it might cause to drivers. While such claims to date have not been made to the Company, there can be no assurance that product liability claims and the resultant adverse publicity will not have a material adverse effect on the Company.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

Discussion and Analysis

     The following discussion and analysis should be read in conjunction with the financial statements of the Company and the accompanying notes appearing subsequently under the caption "Financial Statements." The following discussion and analysis contains forward-looking statements, which involve risks and uncertainties in the forward-looking statements. The Company's actual results may differ significantly from the results, expectations and plans discussed in the forward-looking statements.

     The Company was incorporated on April 15, 1999 in Colorado as Tran.com Industries, Inc. to market and distribute vehicle safety and related products to the transportation industry throughout the United States and Mexico. The Company secured the exclusive distribution and marketing rights for Brake SafeTM and related products in Mexico and non-exclusive rights in the United States. The Brake SafeTM air brake adjustment indicator system for trucks/tractors and trailers focuses on saving the fleet operator time and money while protecting fleet safety records.

     The Company's exclusive rights for Mexico were terminated on February 1, 2001 for failure to meet the minimum purchase requirements and meet the fee payment schedule. The Company retains distribution rights on a non-exclusive basis pursuant to the U.S. Distribution Agreement between SPI and the Company, where the Company was given the right to distribute the Brake SafeTM visual brake stroke indicator in the United States and Mexico. The U.S. and Mexican Distribution Agreements are non-exclusive and, in fact, there are other distributors of the Brake SafeTM product in the United States and potential distributors in Mexico.

     Given the number and strength of distributors competing with the Company in the United States and Mexico, the Company plans to focus its distribution activities in the U.S. transportation market with newly developed safety products available through Spectra Products Inc. The Company is currently in discussions with SPI for non-exclusive distribution in the United States for several products to be introduced in 2003.

     Since acquiring these distribution rights, the Company has begun to make preparations for a period of growth, which may require it to significantly increase the scale of its operations. This increase will include the hiring of additional personnel in all functional areas and will result in significantly higher operating expenses. The increase in operating expenses is expected to be matched by a concurrent increase in revenues. However, the Company's net loss may continue even if revenues increase and operating expenses may still continue to increase. Expansion of the Company's operations may cause a significant strain on the Company's management, financial and other resources. The Company's ability to manage recent and any possible future growth, should it occur, will depend upon a significant expansion of its accounting and other internal management systems and the implementation and subsequent improvement of a variety of systems, procedures and controls. There can be no assurance that significant problems in these areas will not occur. Any failure to expand these areas and implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with the Company's business could have a material adverse effect on the Company's business, financial condition and results of operations. As a result of such expected expansion and the anticipated increase in its operating expenses, as well as the difficulty in forecasting revenue levels, the Company expects to continue to experience significant fluctuations in its revenues, costs and gross margins, and therefore its results of operations.

Results of Operations - For the Years Ended December 31, 2000 and 2001

Revenues

     Revenues for the year ended December 31, 2000 were $766 as compared to $1,508 for the year ended December 31, 2001.

Operating Expenses

     Total expenses declined from $32,264 in 2000 to $24,013 in 2001. However, in 2001, the Company took a charge of $19,000 on product rights writedown for failure to pay a $100,000 license fee for the exclusive right to market and distribute SPI's Brake SafeTM product in Mexico.

Assets and Liabilities

     Assets were $106,337 as of December 31, 2000, and $5,407 as of December 31, 2001. The reason for the sharp decline was loss of the Company's exclusive right to distribute SPI's Brake SafeTM product in Mexico. As of December 31, 2001, assets consisted primarily of prepaid legal expenses in the form of a retainer.

Stockholders' Deficit

     Stockholders' deficit was $74,988 as of December 31, 2000 as compared to $98,825 as of December 31, 2001.

Financial Condition, Liquidity and Capital Resources

     At December 31, 2000 the Company had cash and cash equivalents of $216 as compared to $819 as of December 31, 2001.

     The Company's working capital is presently minimal and there can be no assurance that the Company's financial condition will improve. The Company is expected to continue to have minimal working capital or a working capital deficit as a result of current liabilities.

     The Company plans to finance its future operations through the sale of its products and services. In the event the Company is unable to fund operations from revenues alone, the Company may raise additional capital through private and/or public sales of securities in the future but has no commitments at this time which are contingent upon the occurrence of some future event.

ITEM 3.  DESCRIPTION OF PROPERTY

     The office space utilized by the Company as its corporate headquarters is located at 44 East Mifflin Street, Suite 801, Madison, WI 53704 . It serves primarily as the office of Brozek & Linton. Michael Brozek, the Company's current President, Secretary and Director and Barbara Linton, a current Director of the Company lease it from a third party. The Company has no formal lease nor sublease of the premises, nor does it pay rent.

     Much of the administration of the Company is undertaken at SPI's offices located at 41 Horner Avenue, Unit 2, Toronto, Ontario M8Z 4X4. SPI leases this space, consisting of approximately 5,000 square feet, from a third party. The lease expires in February 2003. The Company has no formal lease nor sublease of the premises, nor does it pay rent.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information as of December 9, 2002, regarding the ownership of the Company's common stock by each shareholder known by the Company to be the beneficial owner of more than five percent (5%) of its outstanding shares of common stock, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the share of common stock beneficially owned.

Name and Address of           Title of      Amount and Nature of     Percent of
Beneficial Owner                 Class      Beneficial Ownership        Class
--------------------------------------------------------------------------------

Michael Brozek                 Common             1,100,000               14.9%

Michael Faye                   Common               504,000                6.8%

Andrew Malion                  Common               565,000                7.6%

Barbara Linton                 Common                50,000                0.7%

Joel Skornicka                 Common                50,000                0.7%

All Executive Officers and
Directors as a Group           Common             2,269,000               30.7%
(five (5) persons)

Spectra, Inc.                  Common             4,100,000               55.5%
--------------------------------------------------------------------------------

(1) The amount and nature of beneficial ownership includes any option, warrant or right of conversion which can be exercised or converted within a 60 day period. For purposes of calculating percent of class, the options, warrants and rights of conversion have been accounted for only for the owner of such options, warrants and rights of conversion.

(2) The address of each of beneficial owner is c/o Trancom Industries, Inc. 44 East Mifflin Street, Suite 801, Madison, WI 53704.

(3) The number of shares listed for Michael Faye, includes those owned by his spouse Elaine Faye.

(4) Michael Faye and Andrew Malion are directors of both Spectra, Inc. and SPI.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The following table sets forth certain information with respect to each of our executive officers and directors. Our directors are generally elected at the annual shareholders' meeting and hold office until the next annual shareholders' meeting or until their successors are elected and qualified. Executive officers are elected by our board of directors and serve at its discretion. Our board of directors currently consists of five members.

   NAME                        AGE        POSITION
------------------            -----      -------------------------
Michael Brozek                 49        President, Secretary and Director
Michael Faye                   56        Vice President, Treasurer and Director
Barbara Linton                 50        Director
Andrew Malion                  46        Director
Joel Skornicka                 65        Director

Family Relationships

     There are no family relationships between or among the executive officers and directors of the Company.

Compliance with Section 16(a) of the Securities Exchange Act of 1934:

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission (hereinafter referred to as the "Commission") initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership, of common stock and other equity securities of the Company on Forms 3, 4 and 5, respectively. Executive officers, directors and greater than 10% shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) reports they file. To the Company's knowledge, Michael Brozek, Michael Faye, Barbara Linton, Andrew Malion, Joel Skornicka and Spectra, Inc., comprise all of the Company's executive officers, directors and greater than ten percent (10%) beneficial owners of its common stock, and have complied with Section 16(a) filing requirements applicable to them during the Company's fiscal year ending December 31, 2002.

Business Experience

Officers and Directors

The following is a brief description of the business background of our executive officers, and directors:

Michael Brozek. Mr. Brozek has extensive experience with the Wisconsin Legislature, the Wisconsin Governor's office and key administrative agencies. He began his long relationship with Wisconsin government and politics in the 1970's. Early in his career, he served as Assistant to the Wisconsin Attorney General with responsibility for facilitating relations between the Attorney General and the branches of Wisconsin government.

Mr. Brozek is regularly called upon to facilitate innovative business ventures between the private and public sector. Several of these projects have generated worldwide recognition. In 1992, for example, under the legislative direction of State Representation Barbara Linton and key officials of Governor Thompson's administration, he wrote legislation enabling the harvesting of sunken logs from the bottom of Lake Superior.

He is now retained by a large and diverse spectrum of clients including national and international financial institutions, entertainment, gaming, manufacturing, energy and telecommunication industries seeking competent, professional representation before the Wisconsin Legislature, the State's Executive Branch, the U.S. Congress or federal agencies.

Mr. Brozek is active in sports and entertainment projects throughout the United States. His representation of Carl Haas from the world championship Paul Newman-Carl Haas racing team, is often cited as a major factor in bringing World Championship CART and NASCAR racing back to Wisconsin.

Michael Faye. Mr. Faye has more than 20 years executive and hands-on experience in marketing, sales and retailing in the petroleum and automotive service industries through senior positions with Jiffy Lube International, Petro-Canada and Gulf Canada. From 1987 to 1991, as vice president and chief operating officer of Jiffy Lube's Canadian subsidiary, Mr. Faye directed the start-up and expansion of franchised quick lube operations in Canada. He established and managed a retail business of 20 quick lubes with annual sales of $7.5 million through an office staff of ten professionals and 200 full time store employees. At Canada's national oil company,

Petro-Canada, Mr. Faye created and managed a strategic pricing task force designed to enhance sales and profitability in the retail gasoline market. Over a 15-year period with Gulf Oil Canada, Mr. Faye held senior marketing and sales positions in the automotive aftermarket, petroleum and lubricant sales, and real estate planning and development. During his career in the petroleum industry, Mr. Faye held responsibilities for strategic planning in the retail gasoline and heating oil markets, inventory management and warehouse operations for the automotive aftermarket and managing petroleum and lubricant sales to the farm and heating fuel markets.

Mr. Faye holds an economics degree and masters in business administration from the University of Toronto. Mr. Faye, a resident of Brampton, Ontario, Canada, will remain as a full time employee of SPI, and thus will only be devoting a portion of his time to the Company, primarily through the consulting arrangement between SPI and the Company, but also through his role as a director and officer of the Company.

Mr. Faye is jointly responsible for the Spectra Inc. and SPI's marketing and sales activities in the commercial/industrial markets. Mr. Faye's duties and responsibilities include sales support for the contracted distributors, sales agents and manufacturer's representatives. Mr. Faye is responsible for the development of marketing strategies and programs for the commercial/industrial business segment and overseeing the day-to-day business operations of the two companies.

Mr. Faye will oversee the Strategic Planning and Administration of the Company and will provide operations support.

Barbara Linton. Ms. Linton's professional career in Wisconsin politics spans a period of 20 years on the local government and state legislative levels. She began her elective political career as a member of the Ashland County Board in 1982.

She was elected to the State Legislature in 1986, and rapidly emerged as a leader serving on the tourism, agriculture, audit, employment relations and information policy committees. Ultimately she rose to co-chair the legislature's powerful budget writing committee, the Joint Committee on Finance, where she worked with her legislative colleagues and Governor Tommy Thompson to craft Wisconsin's multi-billion dollar budgets. She also authored Wisconsin's Limited Liability Corporation (LLC) law.

Throughout her legislative career, Ms. Linton has played a vital role on a number of environmental issues. Ms. Linton was a key member of the Rocky Mountain Elk Foundation, and wrote the legislation that made it possible to reintroduce elk herds to northern Wisconsin. In recognition of her expertise and dedication in this area, in 1998 Governor Tommy Thompson appointed Ms. Linton to the prestigious Governor's Blue Ribbon Task Force on Stewardship, a commission whose mission is the preservation of wildlife habitat and undeveloped lands.

Ms. Linton has exceptional experience in managing legislative initiatives, grass-roots organizing and policy development.

Andrew J. Malion. Mr. Malion is a successful businessman and entrepreneur with 17 years experience in international commercial real estate. For a 12-year period, he worked with J.J. Barnicke Ltd., representing some of the most prestigious developers in Toronto's West End.

Mr. Malion has extensive experience in establishing new businesses. In 1977, he was instrumental in establishing and building Langley Real Estate Ltd. from a staff of two to a staff of 11 with sales of $35 million annually in 1982. He established Marcon Development Corporation in 1979 to capitalize on development opportunities in the Edmonton, Alberta market. As a senior leasing agent with J.J. Barnicke Ltd., Mr. Malion achieved the highest lease completion rate in
Toronto's  West  End  corridor.  Mr.  Malion  was the  lead  agent  on  numerous international real estate transactions including a $28 million office development in Santa Monica, California.

In 1987, Mr. Malion was named to the Oncor International Gold Club and to the Silver Club in 1988. He is past vice chairman of the ICI Council, Toronto Real Estate Board and past chairman of Insight Magazine.

Mr. Malion is responsible for the sales activities of SPI in the commercial/industrial markets. Mr. Malion's duties and responsibilities include direct sales solicitation of commercial/industrial accounts and the development and introduction of new consumer products. Mr. Malion's responsibility also includes direction and support of government lobbying activities for Spectra Inc.

Mr. Malion will provide direct sales solicitation for the Company and sales support to its customer base. Mr. Malion, a resident of Toronto, Ontario, Canada, will remain as a full time employee of SPI, and thus will only be devoting a portion of his time to the Company, primarily through the consulting arrangement between SPI and the Company, but also through his role as a director of the Company.

Joel Skornicka. Born and raised in Green Bay, Wisconsin, Joel Skornicka attended public schools there and at the University of Wisconsin-Madison. Graduating in 1959 with a degree in political science, he served on active and reserve duty with the U.S. Army attaining the rank of captain. He received a masters degree in political science in 1964.

In 1961, Mr. Skornicka began an administrative career at UW-Madison serving in various administrative roles that culminated in his appointment in 1977 as Assistant Chancellor for external relations and capital budget development. He was twice elected and served as mayor of Madison from 1979 to 1983. Following his city hall service he returned to the University of Wisconsin Foundation as a senior vice president. Mr. Skornicka was recruited to be director of development at the University of California, Davis in 1986.

The California experience led Mr. Skornicka to found Skornicka & Associates, a consulting firm which specializes in organizational, managerial, and economic development services. Clients include business entities, local/state governments, education institutions, and visual/performing arts organizations. The firm introduces strategic planning, capital formation, quality improvement, problem solving, fund raising, and negotiation to organizations and businesses under increasing pressure to perform better with fewer resources.

ITEM 6.  EXECUTIVE COMPENSATION

(a) GENERAL

Item 6. Executive Compensation

Name               Year      Annual     Annual                LT
and Post                     Comp       Comp       Annual     Comp         LT                    All
                             Salary     Bonus      Comp       Rest         Comp       LTIP       Other
                                        ($)        Other      Stock        Options    Payouts    (1)
------------------------------------------------------------------------------------------------------
Michael            1999      $0                                            100,000
Brozek,
President,         2000      $0                               335,000
Secretary
and Director       2001      $0                               335,000

                   2002      $0                               330,000
Michael            1999      $0                                            300,000
Faye, Vice-
President,         2000      $0
Treasurer
and Director       2001      $0

                   2002      $0
Barbara            1999      $0                                            50,000
Linton,
Director           2000      $0

                   2001      $0

                   2002      $0
Andrew             1999      $0                                            300,000
Malion,
Director           2000      $0

                   2001      $0

                   2002      $0



Joel               1999      $0                                            50,000
Skornicka,
Director           2000      $0

                   2001      $0

                   2002      $0

(1) No other compensation is paid by the Company on behalf of its employees.

EMPLOYMENT CONTRACTS

     Although the Company has entered into no formal employment agreements with its officers and directors, it has entered into consulting agreements and option agreements, the terms of which are outlined above.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In July 1999, SPI granted the Company the exclusive right to distribute its Brake SafeTM product in Mexico. For such right, the Company was to pay a $100,000 license fee to SPI. Additionally, in June 1999, the Company committed to issue 300,000 shares of its common stock to Spectra Inc. valued at $0.01 per share or $3,000. The shares were not actually issued until May 2000. The term of the agreement was for a period of five years. The Company committed to certain minimum purchase requirements. In December 1999, the Company had still not paid the $100,000 license fee. The agreement was revised to make the license fee payable half in October 1999 and the other half in January 2000. In February 2001, SPI terminated the Company's exclusive distribution rights for failure to pay the license fee and failure to meet the minimum required purchases. The Company retains rights to distribute and sell SPI's products in Mexico on a non-exclusive basis. For such issuance, the Company relied upon the 506 Exemption. No state exemption was required, as SPI is located outside the United States. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In July 1999, the Company entered into a consulting contract with Michael Brozek, the Company's current President, Secretary and Director, whereby Mr. Brozek agreed to serve as President and a Director of the Company. For such services, the Company issued Mr. Brozek 1,000,000 shares of its common stock. In August 1999, the Company also granted Mr. Brozek an option to purchase 50,000 shares of the Company's common stock at a price of $0.01 per share with a term of five years and an option to purchase 50,000 shares of the Company's common stock at a price of $0.05 per share with a term of five years. Although the contract expired June 30, 2002, it has been automatically renewed for a period of one year. For such issuance, the Company relied upon the 506 Exemption and
Section 551.23(ii)(a)(1997-98) of the Wisconsin Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In August 1999, SPI granted the Company a non-exclusive right to distribute its Brake SafeTM product in the United States. The term of the agreement is for a period of five years. The

Company retains rights to distribute and sell SPI's products in the United States on a non- exclusive basis.

     In August 1999, the Company entered into a consulting contract with SPI. In exchange for support services in connection with SPI's Brake SafeTM product, the Company agreed to pay SPI a monthly fee in the amount of $3,500 and granted SPI's parent company, Spectra, Inc., the option to purchase 4,000,000 shares of the Company's common stock at a price of $0.01 per share. The term of the option is for a period of five years. For such issuance, the Company relied upon the 506 Exemption. No state exemption was required, as SPI is located outside the United States. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In August 1999, the Company granted Michael Faye, the Company's current Vice- President, Treasurer and Director, an option to purchase 250,000 shares of the Company's common stock at a price of $0.05 per share for a period of five years and an option to purchase 50,000 shares of the Company's common stock at a price of $0.01 per share for a period of five years. For such offering, the Company relied upon the 506 Exemption. No state exemption was required, as Mr. Faye resides outside the United States. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In August 1999, the Company granted Andrew Malion, a current Director of the Company, an option to purchase 250,000 shares of the Company's common stock at a price of $0.05 per share for a period of five years and an option to purchase 50,000 shares of the Company's common stock at a price of $0.01 per share for a period of five years. For such offering, the Company relied upon the 506 Exemption. No state exemption was required, as Mr. Malion resides outside the United States. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In August 1999, the Company granted Joel Skornicka, a current Director of the Company, an option to purchase 50,000 shares of the Company's common stock at a price of $0.01 per share for a period of five years. For such offering, the Company relied upon the 506 Exemption and Section 551.23(ii)(a)(1997-98) of the Wisconsin Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In August 1999, the Company granted Barbara Linton, a current Director of the Company, an option to purchase 50,000 shares of the Company's common stock at a price of $0.01 per share for a period of five years. For such offering, the Company relied upon the 506 Exemption and Section 551.23(ii)(a)(1997-98) of the Wisconsin Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

ITEM 8. DESCRIPTION OF SECURITIES

Description of Capital Stock

     The Company's authorized capital stock consists of 57,500,000 shares of common stock, no par value per share. As of December 9, 2002, the Company had 2,587,000 shares of its common stock outstanding.

Description of Common Stock

     All shares of common stock have equal voting rights and, when validly issued and outstanding, are entitled to one (1) vote per share in all matters to be voted upon by shareholders. The shares of common stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of common stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of common stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any, to be distributed to holders of the preferred stock. All shares of the Company's common stock issued and outstanding are fully- paid and nonassessable.

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     No shares of the Company's common stock have previously been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency or authority. The Company intends to make application to the NASD for the Company's shares to be either quoted on the OTC Bulletin Board or traded on the newly formed BBX exchange. The application to the NASD (or the BBX) will be made during the Commission comment period for this Form 10-SB or immediately thereafter. The Company's application will consist of current corporate information, financial statements and other documents as required by Rule 15c211 of the Securities Exchange Act of 1934, as amended and/or the BBX rules as approved by the Commission. Inclusion on the OTC Bulletin Board permits price quotation for the Company's shares to be published by such service.

     The Company is not aware of any existing trading market for its common stock. The Company's common stock has never traded in a public market. There are no plans, proposals, arrangements or understandings with any person(s) with regard to the development of a trading market in any of the Company's securities.

     If and when the Company's common stock is traded, most likely the shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

     The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

     For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, the monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

     As of December 9, 2002, there were fifty-one (51) holders of record of the Company's common stock.

     As of December 9, 2002, the Company had 2,587,000 shares of its common stock issued and outstanding. Of this total, all were restricted pursuant to the terms of Rule 144 ("Rule 144") of the Act and 2,052,000 shares which are restricted have been held for a period of one (1) year or more.

Dividend Policy

     The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and reinvest future earnings, if any, to finance its operations.

Public Quotation of Stock

     The Company has not as of this date, but intends to request in the immediate future a broker-dealer who has not been identified at this time, to act as a market maker for the Company's securities. Thus far the Company has not requested a market maker to submit the Company's Form 211 to the National Association of Securities Dealers ("NASD") and to serve as a market maker for the Company's common stock. The Company anticipates that other market makers may be requested to participate at a later date. The Company will not use consultants to obtain market makers. There have been no preliminary discussions between the Company, or anyone acting on its behalf, and any market maker regarding the future trading market for the Company. It is anticipated that the market maker will be contacted only by management of the Company.

ITEM 2.  LEGAL PROCEEDINGS

     The Company is currently not a party to any pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.

ITEM 3. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS

     The Company has had no changes in or disagreements with accountants on accounting or financial disclosure which fall within the scope of Item 304 of Regulation S-B.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     In July 1999, SPI granted the Company the exclusive right to distribute its Brake SafeTM product in Mexico. For such right, the Company was to pay a $100,000 license fee to SPI. Additionally, in June 1999, the Company committed to issue 300,000 shares of its common stock to Spectra Inc. valued at $0.01 per share or $3,000. The shares were not actually issued until May 2000. The term of the agreement was for a period of five years. The Company committed to certain minimum purchase requirements. In December 1999, the Company had still not paid the $100,000 license fee. The agreement was revised to make the license fee payable half in October 1999 and the other half in January 2000. In February 2001, SPI terminated the Company's exclusive distribution rights for failure to pay the license fee and failure to meet the minimum required purchases. The Company retains rights to distribute and sell SPI's products in Mexico on a non-exclusive basis. For such issuance, the Company relied upon the 506 Exemption. No state exemption was required, as SPI is located outside the United States.

     In July 1999, the Company entered into a consulting contract with Michael Brozek, the Company's current President, Secretary and Director, whereby Mr. Brozek agreed to serve as President and a Director of the Company. For such services, the Company issued Mr. Brozek 1,000,000 shares of its common stock. In August 1999, the Company also granted Mr. Brozek an option to purchase 50,000 shares of the Company's common stock at a price of $0.01 per share with a term of five years and an option to purchase 50,000 shares of the Company's common stock at a price of $0.05 per share with a term of five years. Although the contract expired June 30, 2002, it has been automatically renewed for a period of one year. For such issuance, the Company relied upon the 506 Exemption and
Section 551.23(ii)(a)(1997-98) of the Wisconsin Code.

     In August 1999, the Company entered into a consulting contract with SPI. In exchange for support services in connection with SPI's Brake SafeTM product, the Company agreed to pay SPI a monthly fee in the amount of $3,500 and granted SPI's parent company, Spectra, Inc., the option to purchase 4,000,000 shares of the Company's common stock at a price of $0.01 per share. The term of the option is for a period of five years. For such issuance, the Company relied upon the 506 Exemption. No state exemption was required, as SPI is located outside the United States.

     In August 1999, the Company granted Michael Faye, the Company's current Vice- President, Treasurer and Director, an option to purchase 250,000 shares of the Company's common stock at a price of $0.05 per share for a period of five years and an option to purchase

50,000 shares of the Company's common stock at a price of $0.01 per share for a period of five years. For such offering, the Company relied upon the 506 Exemption. No state exemption was required, as Mr. Faye resides outside the United States.

     In August 1999, the Company granted Andrew Malion, a current Director of the Company, an option to purchase 250,000 shares of the Company's common stock at a price of $0.05 per share for a period of five years and an option to purchase 50,000 shares of the Company's common stock at a price of $0.01 per share for a period of five years. For such offering, the Company relied upon the 506 Exemption. No state exemption was required, as Mr. Malion resides outside the United States.

     In August 1999, the Company granted Joel Skornicka, a current Director of the Company, an option to purchase 50,000 shares of the Company's common stock at a price of $0.01 per share for a period of five years. For such offering, the Company relied upon the 506 Exemption and Section 551.23(ii)(a)(1997-98) of the Wisconsin Code.

     In August 1999, the Company granted Barbara Linton, a current Director of the Company, an option to purchase 50,000 shares of the Company's common stock at a price of $0.01 per share for a period of five years. For such offering, the Company relied upon the 506 Exemption and Section 551.23(ii)(a)(1997-98) of the Wisconsin Code.

     In August 1999, the Company sold 60,000 shares of its restricted common stock to one person for $0.25 per share for a total of $15,000 and issued 700,000 shares valued at $0.01 per share for a total value of $7,000 to three persons for services rendered on behalf of the Company. The consulting shares were committed to by the Company in June 1999 and were in connection with advice on capital raising as well as preparation of the Company's business plan. For such offering, the Company relied upon the 506 Exemption. No state exemption was required, as all four persons reside outside the United States.

     In November 1999, the Company sold 40,000 shares of its restricted common stock to three persons for a total of $10,000. For such offering, the Company relied upon the 506 Exemption and Section 581-5 of the Texas Code.

     In March 2000, the Company sold 88,000 shares of its restricted common stock to nine persons at a price of $0.25 per share for a total of $22,000. Additionally, the Company issued 100,000 shares valued at $0.10 per share for a total value of $10,000 to two persons for services rendered on behalf of the Company. For such offering, the Company relied upon the 506 Exemption and
Section 551.23(ii)(a)(1997-98) of the Wisconsin Code.

     In April and May 2000, the Company sold 43,000 shares of its restricted common stock to seven persons for a total of $10,750. For such offering, the Company relied upon the 506 Exemption. No state exemption was required, as all eight subscribers reside outside the United States.

     In August 2000, the Company sold 56,000 shares of its restricted common stock to eleven persons for a total of $14,000. For such offering, the Company relied upon the 506 Exemption and Section 517.061(11) of the Florida Code.

     In December 2002, the Company issued 200,000 shares of its restricted common stock for legal services rendered. For such issuance, the Company relied upon the 506 Exemption, Section 4(2) of the Act and Rule 701 promulgated thereunder.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's bylaws provide that:

                          ARTICLE VII. INDEMNIFICATION

Section 1. Right to Indemnification. The Corporation hereby indemnifies each person (including the heirs, executors, administrators or estate of such person) who is or was a director or officer of the Corporation to the fullest extent permitted or authorized by current or future legislation or judicial or administrative decision against all fines, liabilities, costs and expenses, including attorneys' fees, arising out of his or her status as director, officer, agent, employee or representative. The foregoing right of indemnification shall not be exclusive of other rights to which those seeking an indemnification may be entitled. The Corporation may maintain insurance, at its expense, to protect itself and all officers and directors against fines, liabilities, costs and expenses, whether or not the Corporation would have the legal power to indemnify them directly against such liability.

Section 2. Advances. Costs, charges and expenses (including attorneys' fees) incurred by a person referred to in Section 1 of this Article in defending a civil or criminal proceeding shall be paid by the Corporation in advance of the final disposition thereof upon receipt of an undertaking to repay all amounts advanced if it is ultimately determined that the person is not entitled to be indemnified by the Corporation as authorized by this Article, and upon satisfaction of other conditions required by current or future legislation.

Section 3. Savings Clause. If this Article or any portion of it is invalidated on any ground by a court of competent jurisdiction, the Corporation nevertheless indemnifies each person described in Section 1 of this Article to the fullest extent permitted by all portions of this Article that have not been invalidated and to the fullest extent permitted by law.

     The  Colorado  Revised  Statutes  provide  that:   Sections  7-109-103  and
7-109-109 of the Colorado Business Corporation Act (the "CBCA") provides generally and in pertinent part that a Colorado corporation may indemnify its directors and officers against expenses, judgments, fines and settlements actually and reasonably incurred by them in connection with any civil suit or action by or in the right of the corporation, or any administrative or investigative proceeding if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonably cause to believe their conduct was unlawful. Sections 7-109-103 and 7-109-107 further provide that in connection with the defense or settlement of any action by or in the right of the corporation, a Colorado corporation may indemnify its directors and officers against expenses actually and reasonably believed to be in, or not opposed to, the best interests of the corporation.
Sections 7-109-103 and 7-109-107 permit a Colorado corporation to grant its directors and officers additional rights of indemnification through by-law provisions and otherwise to the extent such provisions do not conflict with the CBCA and to purchase indemnity insurance on behalf of its directors and officers.

PART F/S

                          Index to Financial Statements

Financial Statements September 30, 2002
         Balance Sheet                                         F-3
         Statement of Operations and Deficit                   F-4
         Statement of Cash Flow                                F-5
         Notes to Financial Statements                         F-6

Financial Statements June 30, 2002
         Balance Sheet                                         F-8
         Statement of Operations and Deficit                   F-9
         Statement of Cash Flow                                F-10
         Notes to Financial Statements                         F-11

Financial Statements March 31, 2002
         Balance Sheet                                         F-13
         Statement of Operations and Deficit                   F-14
         Statement of Cash Flow                                F-15
         Notes to Financial Statements                         F-16

Financial Statements December 31, 2001
         Auditors Report                                       F-18
         Balance Sheet                                         F-19
         Statement of Operations and Deficit                   F-20
         Statement of Cash Flow                                F-21
         Notes to Financial Statements                         F-22

Financial Statements December 31, 2000
         Auditors Report                                       F-24
         Balance Sheet                                         F-25
         Statement of Operations and Deficit                   F-26
         Statement of Cash Flow                                F-27
         Notes to Financial Statements                         F-28

                             Trancom Industries Inc.

                              Financial Statements

                               September 30, 2002

                             Trancom Industries Inc.
                                  Balance Sheet
                            As At September 30, 2002

                                                                           Sept.           Sept.
                                                                           2002            2001
                                                                        ------------    -----------
Assets

Current Assets:
    Bank                                                               $        504     $      925
    Prepaid expenses (Note 2)                                                     -          5,000
                                                                        ------------    -----------
                                                                                504          5,925
                                                                        ------------    -----------

Other Assets:
    Incorporation costs                                                         355            355
    Product rights (Note 3)                                                       -        100,000
                                                                        ------------    -----------
                                                                                355        100,355
                                                                        ------------    -----------
                                                                       $        859     $  106,280
                                                                        ============    ===========

Liabilities and Shareholders' Deficiency

Current Liabilities:
    Accounts payable and accrued liabilities (Note 4)                  $      8,782     $   89,783
                                                                        ------------    -----------
Capital Stock (Note 5):
    Issued                                                                   98,750         95,450

Deficit                                                                    (106,673)       (78,953)
                                                                        ------------    -----------
                                                                             (7,923)        16,497
                                                                        ------------    -----------
                                                                       $        859     $  106,280
                                                                        ============    ===========





                             Prepared Without Audit
                           See The Accompanying Notes

                             Trancom Industries Inc.
                       Statement of Operations and Deficit
                  For The Nine Months Ended September 30, 2002

                                       3 Months           YTD               YTD            3 Months
                                         Ended            Sept.             Sept.            Ended
                                    Sept. 30, 2002        2002              2001        Sept. 30, 2001
                                    --------------      ---------          ----------   --------------

Sales                               $         -         $       -          $    1,508   $          -
Cost of sales                                 -                 -               1,332              -
                                    --------------      ---------          ----------   --------------
                                              -                 -                 176              -
                                    --------------      ---------          ----------   --------------

Expenses:
    Accounting and legal                  4,233             4,233                 225              -
    Bank charges                            105               315                 315            105
    Consulting fees                       3,300             3,300               3,350          3,350
    Office and general                        -                 -                  55              -
    Telephone                                 -                 -                 196              -
                                    --------------      ---------          ----------   --------------
                                          7,638             7,848               4,141          3,455
                                    --------------      ---------          ----------   --------------

Loss for the period                 $    (7,638)           (7,848)             (3,965)  $     (3,455)
                                    ==============     ==========          ==========   ==============
Deficit, beginning of year                                (98,825)            (74,988)
                                                       ==========          ==========
Deficit, end of period                                 $ (106,673)         $  (78,953)
                                                       ==========          ==========








                             Prepared Without Audit
                           See The Accompanying Notes

                             Trancom Industries Inc.
                             Statement of Cash Flow
                  For the Nine Months Ended September 30, 2002

                                                                              Sept.            Sept.
                                                                              2002             2001

Operating activities:
    Net income (loss)                                                      $  (7,848)       $   (3,965)
    Decrease (increase) in accounts receivable                                     -               766
    Increase (decrease) accounts payable                                           -               558
    Decrease in prepaid expenses                                               4,233                 -
                                                                           ---------        ----------
                                                                              (3,615)           (2,641)
                                                                           ---------        ----------

Investment activities:
    Decrease (increase) in product rights                                          -                 -
                                                                           ---------        ----------

Financing activities:
    Issuance of common shares                                                  3,300             3,350
                                                                           ---------        ----------

Change in cash resources                                                        (315)              709

Cash resources, beginning of year                                                819               216
                                                                           ---------        ----------

Cash resources, end of period                                              $     504        $      925
                                                                           =========        ==========









                             Prepared Without Audit
                           See The Accompanying Notes

                             Trancom Industries Inc.
                        Notes To The Financial Statements
                               September 30, 2002

1.   Accounting Policies:

The Company incorporated under the laws of the state of Colorado, follows accounting principles generally accepted in the United States (GAAP).

2.   Prepaid Expenses:

The company has paid a $ 5,000.00 retainer to Mintmire & Associates to assist in the preparation of 10SB documents. During the 2001 year $ 767 of this amount was used, and the balance by September 30, 2002.

3.   Product Rights:

The company had acquired the rights from Spectra Products Inc. to exclusively distribute the Brake Safe(TM) Line of products in the country of Mexico. The company has lost its exclusivity rights for failure to pay in full the exclusivity fee of $ 100,000.

4.   Accounts Payable:

The company's obligation to Spectra Products Inc. to pay the exclusivity fee for Mexican distribution rights has been terminated with the termination of Trancom's exclusivity rights.

5.   Capital Account:

Authorized share capital 50 million shares of common stock, par value zero per share and 7.5 million shares of voting common stock, par value $ 0.01 per share.


     Issued Capital                                2002                2001
---------------------------------------          -----------      ------------
     2,387,000 common shares
     (2001-2,057,000 common shares) for          $    98,750      $   95,450


6.   Administration Fee:

The company has contracted with Spectra Products Inc. for the provision by Spectra of full administrative and accounting support. The monthly fee of $ 3,500 has been waived by Spectra for fiscal 2001 and 2002.

                             Trancom Industries Inc.

                              Financial Statements

                                  June 30, 2002

                             Trancom Industries Inc.
                                  Balance Sheet
                               As At June 30, 2002

                                                                        June         June
                                                                        2002         2001

Assets

Current Assets:
    Bank                                                               $     609  $     522
      Accounts receivable                                                      -      1,508
    Prepaid expenses (Note 2)                                              4,233      5,000
                                                                       ---------  ---------
                                                                           4,842      7,030
                                                                       ---------  ---------

Other Assets:
    Incorporation costs                                                      355        355
    Product rights (Note 3)                                                    -    100,000
                                                                       ---------  ---------
                                                                             355    100,355
                                                                       ---------  ---------
                                                                       $   5,197  $ 107,385
                                                                       =========  =========
Liabilities and Shareholders' Deficiency

Current Liabilities:
    Accounts payable and accrued liabilities (Note 4)                  $   8,782  $  90,783
                                                                       ---------  ---------

Capital Stock (Note 5):
    Issued                                                                98,750     95,450
Deficit                                                                 (102,335)   (78,848)
                                                                       ---------  ---------
                                                                          (3,585)    16,602
                                                                       ---------  ---------
                                                                       $   5,197  $ 107,385
                                                                       =========  =========






                             Prepared Without Audit
                           See The Accompanying Notes

                             Trancom Industries Inc.
                       Statement of Operations and Deficit
                     For The Six Months Ended June 30, 2002


                                       3 Months           YTD               YTD            3 Months
                                         Ended            June              June             Ended
                                    June 30,2002          2002              2001        June 30, 2001
                                    ------------       -----------       ------------   -------------

Sales                               $         -        $         -       $      1,508   $       1,508
Cost of sales                                 -                  -              1,332           1,332
                                    ------------       -----------       ------------   -------------
                                              -                  -                176             176
                                    ------------       -----------       ------------   -------------

Expenses:
    Accounting and legal                      -                  -                225               -
    Bank charges                            105                210                210             105
    Consulting fees                       3,300              3,300              3,350           3,350
    Office and general                        -                  -                 55               -
    Telephone                                 -                  -                196              99
                                    ------------       -----------       ------------   -------------
                                          3,405              3,510              4,036           3,554
                                    ------------       -----------       ------------   -------------

Loss for the period                 $    (3,405)            (3,510)            (3,860)  $      (3,378)
                                    ============       ===========       ============   =============

Deficit, beginning of year                                 (98,825)           (74,988)
                                                       ===========       ============
Deficit, end of period                                 $  (102,335)      $    (78,848)
                                                       ===========       ============









                             Prepared Without Audit
                           See The Accompanying Notes

                             Trancom Industries Inc.
                             Statement of Cash Flow
                     For the Six Months Ended June 30, 2002

                                                                   June              June
                                                                   2002              2001

Operating activities:
    Net income (loss)                                         $      (3,510)    $       (3,860)
    Decrease (increase) in accounts receivable                            -               (742)
    Increase (decrease) accounts payable                                  -              1,558
    (Increase) in prepaid expenses                                        -                  -
                                                              -------------     --------------
                                                                     (3,510)            (3,044)
                                                              -------------     --------------

Investment activities:
    Decrease (increase) in product rights                                 -                  -
                                                              -------------     --------------

Financing activities:
    Issuance of common shares                                         3,300              3,350
                                                              -------------     --------------

Change in cash resources                                               (210)               306

Cash resources, beginning of year                                       819                216
                                                              -------------     --------------

Cash resources, end of period                                 $         609     $          522
                                                              =============     ==============












                             Prepared Without Audit
                           See The Accompanying Notes

                             Trancom Industries Inc.
                        Notes To The Financial Statements
                                  June 30, 2002

1.   Accounting Policies:

The Company incorporated under the laws of the state of Colorado, follows accounting principles generally accepted in the United States (GAAP).

2.   Prepaid Expenses:

The company has paid a $ 5,000.00 retainer to Mintmire & Associates to assist in the preparation of 10SB documents. During the 2001 year $ 767 of this amount was used.

3.   Product Rights:

The company had acquired the rights from Spectra Products Inc. to exclusively distribute the Brake Safe(TM) Line of products in the country of Mexico. The company has lost its exclusivity rights for failure to pay in full the exclusivity fee of $ 100,000.

4.   Accounts Payable:

The company's obligation to Spectra Products Inc. to pay the exclusivity fee for Mexican distribution rights has been terminated with the termination of Trancom's exclusivity rights.

5.   Capital Account:

Authorized share capital 50 million shares of common stock, par value zero per share and 7.5 million shares of voting common stock, par value $ 0.01 per share.

     Issued Capital                                2002                2001
---------------------------------------         -----------      -----------
     2,387,000 common shares
     (2001-2,057,000 common shares) for         $    98,750      $   95,450

6.   Administration Fee:

The company has contracted with Spectra Products Inc. for the provision by Spectra of full administrative and accounting support. The monthly fee of $ 3,500 has been waived by Spectra for fiscal 2001 and 2002.

                             Trancom Industries Inc.

                              Financial Statements

                                 March 31, 2002

                             Trancom Industries Inc.
                                  Balance Sheet
                              As At March 31, 2002

                                                                        March      March
                                                                         2002       2001

Assets
Current Assets:
    Bank                                                           $       714  $       725
    Prepaid expenses (Note 2)                                            4,233        5,000
                                                                   -----------  -----------
                                                                         4,947        5,725
                                                                   -----------  -----------

Other Assets:
    Incorporation costs                                                    355          355
    Product rights (Note 3)                                                  -      100,000
                                                                   -----------  -----------
                                                                           355      100,355
                                                                   -----------  -----------
                                                                   $     5,302  $   106,080
                                                                   ===========  ===========

Liabilities and Shareholders' Deficiency

Current Liabilities:
    Accounts payable and accrued liabilities (Note 4)              $     8,782  $    89,450
                                                                   -----------  -----------

Capital Stock (Note 5):
    Issued                                                              95,450       92,100

Deficit                                                                (92,230)     (72,120)
                                                                   -----------  -----------
                                                                        (3,480)      16,630
                                                                   -----------  -----------
                                                                   $     5,302  $   106,080
                                                                   ===========  ===========





                             Prepared Without Audit
                           See The Accompanying Notes

                             Trancom Industries Inc.
                       Statement of Operations and Deficit
                    For The Three Months Ended March 31, 2002


                                                         March           March
                                                           2002             2001

Sales                                                 $         -      $         -
Cost of sales                                                   -                -
                                                      -----------      -----------
                                                                -                -
                                                      -----------      -----------

Expenses:
    Accounting and legal                                        -              225
    Bank charges                                              105              105
    Office and general                                          -               55
    Telephone                                                   -               97
                                                      -----------      -----------
                                                              105              482
                                                      -----------      -----------

Loss for the period                                          (105)            (482)

Deficit, beginning of year                                (92,125)         (71,638)
                                                      -----------      -----------
Deficit, end of period                                $   (92,230)     $   (72,120)
                                                      ===========      ===========







                             Prepared Without Audit
                           See The Accompanying Notes

                             Trancom Industries Inc.
                             Statement of Cash Flow
                    For the Three Months Ended March 31, 2002

                                                                   March            March
                                                                   2002             2001
                                                                ----------      -----------
Operating activities:
    Net income (loss)                                           $     (105)     $     (482)
    Decrease (increase) in accounts receivable                           -             766
    Increase (decrease) accounts payable                                 -             225
    (Increase) in prepaid expenses                                       -               -
                                                                ----------      -----------
                                                                      (105)            509
                                                                ----------      -----------

Investment activities:
    Decrease (increase) in product rights                                -               -
                                                                ----------      -----------

Financing activities:
    Issuance of common shares                                            -               -
                                                                ----------      -----------

Change in cash resources                                              (105)            509

Cash resources, beginning of year                                      819             216
                                                                ----------      -----------

Cash resources, end of period                                   $      714      $      725
                                                                ==========      ===========










                             Prepared Without Audit
                           See The Accompanying Notes

                             Trancom Industries Inc.
                        Notes To The Financial Statements
                                 March 31, 2002

1.   Accounting Policies:

The Company incorporated under the laws of the state of Colorado, follows accounting principles generally accepted in the United States (GAAP).

2.   Prepaid Expenses:

The company has paid a $ 5,000.00 retainer to Mintmire & Associates to assist in the preparation of 10SB documents. During the 2001 year $ 767 of this amount was used.

3.   Product Rights:

The company had acquired the rights from Spectra Products Inc. to exclusively distribute the Brake Safe(TM) Line of products in the country of Mexico. The company has lost its exclusivity rights for failure to pay in full the exclusivity fee of $ 100,000.

4.   Accounts Payable:

The company's obligation to Spectra Products Inc. to pay the exclusivity fee for Mexican distribution rights has been terminated with the termination of Trancom's exclusivity rights.

5.   Capital Account:

Authorized share capital 50 million shares of common stock, par value zero per share and 7.5 million shares of voting common stock, par value $ 0.01 per share.

     Issued Capital                                     2002            2001
---------------------------------------            -----------      -----------
     2,057,000 common shares
     (2001-1,722,000 common shares) for            $    95,450      $   92,100

6.   Administration Fee:

The company has contracted with Spectra Products Inc. for the provision by Spectra of full administrative and accounting support. The monthly fee of $ 3,500 has been waived by Spectra for fiscal 2001 and 2002.

                             Trancom Industries Inc.

                              Financial Statements

                                December 31, 2001

                                Auditors' Report



We have audited the consolidated balance sheet of Trancom Industries Inc. as at December 31, 2001 and the statements of operations, deficit and cash flows for the year then ended. These financial statements are the responsibility of the Association's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and the results of its operations for the year then ended in accordance with generally accepted accounting principles.



                                             /s/ Francis & McKinney, LLP

                                             Francis & McKinney, LLP
                                             Chartered Accountants
February 24, 2002
Markham, Ontario

                             Trancom Industries Inc.
                                  Balance Sheet
                             As At December 31, 2001


                                                                           2001              2000
                                                                       --------------   --------------
Assets


Current Assets:
    Bank                                                               $          819   $          216
    Accounts receivable                                                             -              766
    Prepaid expenses (Note 2)                                                   4,233            5,000
                                                                       --------------   --------------
                                                                                5,052            5,982
                                                                       --------------   --------------

Other Assets:
    Incorporation costs                                                           355              355
    Product rights (Note 3)                                                         -          100,000
                                                                       --------------   --------------
                                                                                  355          100,355

                                                                       $        5,407   $      106,337
                                                                       ==============   ==============

Liabilities and Shareholders' Deficiency

Current Liabilities:
    Accounts payable and accrued liabilities (Note 4)                  $        8,782   $       89,225
                                                                       --------------   --------------

Capital Stock (Note 5):
    Issued                                                                     95,450           92,100

Deficit                                                                       (98,825)         (74,988)
                                                                       --------------   --------------
                                                                               (3,375)          17,112
                                                                       --------------   --------------

                                                                       $        5,407   $      106,337
                                                                       ==============   ==============



                           See The Accompanying Notes

                             Trancom Industries Inc.
                       Statement of Operations and Deficit
                      For The Year Ended December 31, 2001



                                                                            2001             2000
                                                                       --------------   --------------

Sales                                                                  $        1,508   $         766
Cost of sales                                                                   1,332               -
                                                                       --------------   --------------
                                                                                  176             766
                                                                       --------------   --------------

Expenses:
    Accounting and legal                                                          767           2,607
    Administration fee (Note 6)                                                     -          25,000
    Bank charges                                                                  420             342
    Consulting fees                                                             3,350           3,350
    Loss on disposal of product rights (Note 3)                                19,000               -
    Office and general                                                            280             298
    Telephone                                                                     196             375
    Travel and promotion                                                            -             292
                                                                       --------------   --------------
                                                                               24,013          32,264
                                                                       --------------   --------------

Loss for the year                                                             (23,837)        (31,498)

Deficit, beginning of year                                                    (74,988)        (43,490)
                                                                       --------------   --------------

Deficit, end of year                                                   $      (98,825)  $     (74,988)
                                                                       ===============  ==============







                           See The Accompanying Notes

                             Trancom Industries Inc.
                             Statement of Cash Flow
                      For the Year Ended December 31, 2001


                                                                            2001            2000
                                                                       --------------   --------------

Operating activities:

Operating activities:
    Net income (loss)                                                  $    (23,837)    $     (31,498)
    Decrease (increase) in accounts receivable                                  766              (766)
    Increase (decrease) accounts payable                                    (80,443)          (23,956)
    (Increase) in prepaid expenses                                              767            (5,000)
                                                                       --------------   --------------
                                                                           (102,747)           (61,220)
                                                                       --------------   --------------
Investment activities:
    Decrease (increase) in product rights                                   100,000                  -
                                                                       --------------   --------------
Financing activities:
    Issuance of common shares                                                 3,350             60,100
                                                                       --------------   --------------

Change in cash resources                                                        603             (1,120)

Cash resources, beginning of year                                               216              1,336
                                                                       --------------   --------------

Cash resources, end of year                                            $        819     $          216
                                                                       ==============   ==============









                           See The Accompanying Notes

                             Trancom Industries Inc.
                        Notes To The Financial Statements
                                December 31, 2001


1.   Accounting Policies:

The Company incorporated under the laws of the state of Colorado, follows accounting principles generally accepted in the United States (GAAP).

2.   Prepaid Expenses:

The company has paid a $ 5,000.00 retainer to Mintmire & Associates to assist in the preparation of 10SB documents. During the 2001 year $ 767 of this amount was used.

3.   Product Rights:

The company had acquired the rights from Spectra Products Inc. to exclusively distribute the Brake Safe(TM) Line of products in the country of Mexico. The company has lost its exclusivity rights for failure to pay in full the exclusivity fee of $ 100,000.

4.   Accounts Payable:

The company's obligation to Spectra Products Inc. to pay the exclusivity fee for Mexican distribution rights has been terminated with the termination of Trancom's exclusivity rights.

5.   Capital Account:

Authorized share capital 50 million shares of common stock, par value zero per share and 7.5 million shares of voting common stock, par value $ 0.01 per share.

     Issued Capital                             2001            2000
---------------------------------------         -----------     ----------
     2,057,000 common shares
     (2000-1,722,000 common shares) for         $  95,450       $  92,100

6.   Administration Fee:

The company has contracted with Spectra Products Inc. for the provision by Spectra of full administrative and accounting support. The monthly fee of $ 3,500 has been waived by Spectra for fiscal 2001 and 2002.

                             Trancom Industries Inc.

                              Financial Statements

                                December 31, 2000

                                Auditors' Report




We have audited the consolidated balance sheet of Trancom Industries Inc. as at December 31, 2000 and the statements of operations, deficit and cash flows for the year then ended. These financial statements are the responsibility of the Association's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2000 and the results of its operations for the year then ended in accordance with generally accepted accounting principles.



                                                  /s/ Francis & McKinney, LLP

                                                  Francis & McKinney, LLP
                                                  Chartered Accountants
February 24, 2002
Markham, Ontario

                             Trancom Industries Inc.
                                  Balance Sheet
                             As At December 31, 2000


                                                                   2000            1999
                                                              --------------    ------------
              Assets


Current Assets:
    Bank                                                       $        216     $     1,336
    Accounts receivable                                                 766               -
    Prepaid expenses (Note 2)                                         5,000               -
                                                               -------------    -------------
                                                                      5,982           1,336
                                                               -------------    -------------



Other Assets:
    Incorporation costs                                                 355             355
    Product rights (Note 3)                                         100,000         100,000
                                                               -------------    -------------
                                                                    100,355         100,355
                                                               -------------    -------------

                                                               $    106,337     $   101,691
                                                               =============    =============

              Liabilities and Shareholders' Deficiency

Current Liabilities:
    Accounts payable and accrued liabilities (Note 4)          $     89,225     $   113,181
                                                               -------------    -------------

Capital Stock (Note 5):
    Issued                                                           92,100           32,000

Deficit                                                            (74,988)         (43,490)
                                                               -------------    -------------
                                                                    17,112          (11,490)
                                                               -------------    -------------

                                                               $   106,337      $   101,691
                                                               =============    =============






                           See The Accompanying Notes

                             Trancom Industries Inc.
                       Statement of Operations and Deficit
                      For The Year Ended December 31, 2000



                                                                            2000             1999
                                                                       ---------------  --------------
Income                                                                 $          766   $           -
                                                                       ---------------  --------------

Expenses:
    Accounting and legal                                                        2,607          23,118
    Administration fee (Note 6)                                                25,000          17,500
    Bank charges                                                                  342             100
    Consulting fees                                                             3,350           1,000
    Office and general                                                            298             138
    Telephone                                                                     375              53
    Travel and promotion                                                          292           1,581
                                                                       ---------------  --------------
                                                                               32,264          43,490
                                                                       ---------------  --------------

Loss for the period                                                           (31,498)        (43,490)

Income taxes                                                                       -                -
                                                                       ---------------  --------------

Net loss                                                                      (31,498)        (43,490)

Deficit, beginning of period                                                  (43,490)              -
                                                                       ---------------  --------------

Deficit, end of period                                                 $      (74,988)  $     (43,490)
                                                                       ===============  ==============















                           See The Accompanying Notes

                             Trancom Industries Inc.
                             Statement of Cash Flow
                      For the Year Ended December 31, 2000


                                                                             2000          1999
                                                                       ---------------  --------------
Operating activities:
    Net income (loss)                                                  $      (31,498)  $      (43,490)
    Decrease (increase) in accounts receivable                                   (766)               -
    Increase (decrease) accounts payable                                      (23,956)         113,181
    (Increase) in prepaid expenses                                             (5,000)               -
                                                                       ---------------  --------------
                                                                              (61,220)          69,691
                                                                       ---------------  --------------

Investment activities:
    Decrease (increase) in product rights                                           -         (100,000)
                                                                       ---------------  --------------

Financing activities:
    Incorporation                                                                   -             (355)
    Issuance of common shares                                                  60,100           32,000
                                                                       ---------------  --------------
                                                                               60,100           31,645

Change in cash resources                                                       (1,120)           1,336

Cash resources, beginning                                                       1,336                -
                                                                       ---------------  --------------

Cash resources, end                                                    $          216   $        1,336
                                                                       ===============  ==============








                           See The Accompanying Notes

                             Trancom Industries Inc.
                        Notes To The Financial Statements
                                December 31, 2000


1.   Accounting Policies:

The Company incorporated under the laws of the state of Colorado, follows accounting principles generally accepted in the United States (GAAP).

2.   Prepaid Expenses:

The company has paid a $ 5,000.00 retainer to Mintmire & Associates to assist in the preparation of 10SB documents.

3.   Product Rights:

The company acquired the rights from Spectra Products Inc. to exclusively distribute the Brake Safe(TM) Line of products in the country of Mexico.

4.   Accounts Payable:

The  company  has  an  obligation  to  pay  Spectra   Products  Inc.  $  81,000,
representing the balance owing for the acquisition of exclusive distribution rights in Mexico.

5.   Capital Account:

Authorized share capital 50 million shares of common stock, par value zero per share and 7.5 million shares of voting common stock, par value $ 0.01 per share.

     Issued Capital                             2000          1999
-------------------------------------        ----------     ----------
     1,722,000 common shares
     (1999-800,000 common shares) for        $   92,100     $   32,000

6.   Administration Fee:

The company has contracted with Spectra Products Inc. for the provision by Spectra of full administrative and accounting support. A monthly fee of $ 3,500.00 is paid for these services.

PART III

Item 1.           Index to Exhibits

3.(i).1  *        Articles of Incorporation filed April 15, 1999.

3.(i).2  *        Articles of Amendment to the Articles of Incorporation filed May 11, 1999.

3.(i).3  *        Articles of Amendment to the Articles of Incorporation filed June 28, 1999.

3.(ii).1 *        Bylaws.

4.1      *        Form of Private Placement Offering of 800,000 common shares at $0.25 per share.

10.1     *        Mexico Distribution Agreement between the Company and Spectra Products, Inc.
                  dated June 28, 1999.

10.2     *        Consulting Contract between the Company and Michael Brozek dated July 1,
                  1999.

10.3     *        United States Distribution Agreement between the Company and Spectra
                  Products, Inc. dated August 1, 1999.

10.4     *        Share Option Agreement between the Company and Michael Brozek $0.01 per share dated August 10, 1999.

10.5     *        Share Option Agreement between the Company and Michael Brozek $0.05 per share dated August 10, 1999.

10.6     *        Share Option Agreement between the Company and Joel Skornicka dated August
                  10, 1999.

10.7     *        Share Option Agreement between the Company and Michael Faye $0.01 per share dated August 12, 1999.

10.8     *        Share Option Agreement between the Company and Michael Faye $0.05 per share dated August 12, 1999.

10.9     *        Share Option Agreement between the Company and Andrew Malion $0.01 per share dated August 12, 1999.

10.10    *        Share Option Agreement between the Company and Andrew Malion  $0.05 per share dated August 12, 1999.

10.11    *        Share Option Agreement between the Company and Barbara Linton dated August
                  10, 1999.

10.12    *        Consulting Contract between the Company and Spectra Products, Inc. dated
                  August 12, 1999.

10.13    *        Consulting Agreement between the Company and WCA Services, Inc. dated
                  November 16, 1999.
-------------------------------------------------

*    Filed herein.


Item 2. Description of Exhibits

     The documents required to be filed as Exhibits Number 2 and 6 and in Part III of Form 1-A filed as part of this Registration Statement on Form 10-SB are listed in Item 1 of this Part III above. No documents are required to be filed as Exhibit Numbers 3 , 5 or 7 in Part III of Form 1- A and the reference to such Exhibit Numbers is therefore omitted. The following additional exhibits are filed hereto:

                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                            Trancom Industries, Inc.
                     --------------------------------------
                                  (Registrant)



Date: December 18, 2002   By: /s/ Michael Brozek
                             --------------------------------------------
                          Michael Brozek, President, Secretary and Director

                          By: /s/ Michael Faye
                             --------------------------------------------
                          Michael Faye, Vice President, Treasurer and Director

                          By: /s/ Barbara Linton
                             --------------------------------------------
                          Barbara Linton, Director

                          By: /s/ Andrew Malion
                             --------------------------------------------
                          Andrew Malion, Director

                          By: /s/ Joel Skornicka
                             --------------------------------------------
                          Joel Skornicka, Director